SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 30, 2003**

Commission File Number	Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification Number
0-33207	**GREAT PLAINS ENERGY INCORPORATED** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 NOT APPLICABLE (Former name or former address, if changed since last report)	43-1916803
1-707	**KANSAS CITY POWER & LIGHT COMPANY** (A Missouri Corporation) 1201 Walnut Street Kansas City, Missouri 64106 (816) 556-2200 NOT APPLICABLE (Former name or former address, if changed since last report)	44-0308720

ITEM 5.   OTHER EVENTS AND REGULATION FD DISCLOSURE

On July 1, 2003, Great Plains Energy Incorporated issued a press release announcing the divestiture of its interest in residential services provider, R.S. Andrews Enterprises, Inc. A copy of the press release is attached to this report as Exhibit 99.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

(c) <u>Exhibit No</u>.

99   Press release issued by Great Plains Energy Incorporated on July 1, 2003, announcing the divestiture of its interest in residential services provider, R.S. Andrews Enterprises, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED

/s/Jeanie Sell Latz
_____

Jeanie Sell Latz
Executive Vice President-Corporate and Shared Services and Secretary

KANSAS CITY POWER & LIGHT COMPANY

/s/Jeanie Sell Latz
_____

Jeanie Sell Latz
Secretary

Date: July 1, 2003